FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of December, 2002

Intertape Polymer Group Inc.

110E Montee de Liesse
St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.



Date:  December 23, 2002     By:  /s/Andrew M. Archibald
                                 CFO, Vice President
                                 Administration, & Secretary



December 23, 2002                      NYSE SYMBOL:  ITP
                                      TSE SYMBOL:     ITP

INTERTAPE POLYMER GROUP INC. CONCLUDES FINANCIAL COVENANT
AMENDMENTS WITH BANKERS AND SECURED NOTEHOLDERS
Lenders' Confidence Provides Flexibility and Enhances
Opportunities

Montreal, Quebec, Canada December 23, 2002 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that an agreement has been reached with its bankers and the holders of its senior secured notes with respect to certain covenants in its bank indebtedness and credit facilities. The modifications take effect immediately and address fiscal 2003 and onwards.

Intertape Polymer Group (IPG) Chairman and CEO, Melbourne F. Yull, said the changes are a result of the Company's better than expected debt reduction performance. "Improvements made during the current year were highlighted in our annual reviews with our bankers and noteholders. The Company expects total debt reduction to reach approximately $70 million for fiscal 2002. As a result, our bankers and noteholders have rewarded the Company's efforts by agreeing to amend our financial covenants. These revised financial covenants afford the Company greater flexibility."

The credit agreements were originally concluded during the fourth quarter of 2001 and contain financial covenants including limitations on debt as a percentage of tangible net worth, maintenance of tangible net worth above predefined levels and fixed charge coverage ratios.

IPG's Chief Financial Officer, Andrew M. Archibald, C.A., indicated that enhanced balance sheet management throughout 2002 has resulted in reduced debt levels which were incurred in prior years to support heavy capital expenditures and acquisitions. "The Company's effective debt reduction program gave our bankers and noteholders the confidence to relax the financial covenant requirements. We have completed our capital expenditure programs and are now focused on maximizing all aspects of debt reduction and plant utilization. This will result in lower interest costs as the Company draws upon less costly bank facilities and reduces the various interest rate spreads over both prime and LIBOR.
The $17 million cost reduction programs announced this past September are well underway. These programs should be completed by June 2003."

Mr. Yull further commented that the changes are a clear indication of the confidence of the Company's bankers and noteholders.
"These modifications provide the Company with greater financial and operating flexibility to open up additional opportunities for Intertape Polymer Group. This is a positive message from the Company's bankers and noteholders."

Please note:  All dollar amounts stated herein are in U.S. dollars.

About Intertape Polymer Group:
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,800 employees with operations in 21 locations, including 15 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement:
The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION
CONTACT:                           Melbourne F. Yull
                                   Chairman and Chief Executive Officer
                                   Intertape Polymer Group Inc.
                                   Tel.: 866-202-4713
                                   E-mail:itp$info@intertapeipg.com
                                   Web: www.intertapepolymer.com